AMENDMENT NO 1. TO EQUITY PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO EQUITY PURCHASE AGREEMENT, dated as of October 31, 2018 (this “Amendment”), is made by and among IEA Energy Services LLC, a Delaware limited liability company (“Purchaser”), and William Charles, Ltd., an Illinois corporation (“Sellers’ Representative”). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Purchase Agreement (as defined below).

RECITALS

WHEREAS, Purchaser, Sellers’ Representative, the Acquired Companies party thereto, Sellers party thereto, and Nathan J. Howard, solely for purposes of Section 6.08 thereof, have entered into that certain Equity Purchase Agreement, dated as of October 12, 2018 (the “Purchase Agreement”); and

WHEREAS, pursuant to Section 10.08 of the Purchase Agreement, Purchaser and Sellers’ Representative desire to amend the Purchase Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Purchaser and Sellers’ Representative hereby agree as follows:

1.Amendments.

(a)Section 2.02 of the Purchase Agreement is hereby amended and restated as follows:

“The Closing. The closing of the Transactions (the “Closing”) shall take place at the offices of HolmstromKennedyPC, 800 N. Church Street, Rockford, Illinois 61103, at 10:00 a.m., Central time (whether in person or by teleconference or other electronic means), on or before November 9, 2018 or at such other place or at such other time or on such other date as the parties mutually may agree in writing (the “Closing Date”). Notwithstanding anything to the contrary contained herein, an additional amount of $250,000 per day (an “Additional Amount”) shall be payable by Purchaser to Sellers’ Representative for each day after November 5, 2018 until and including November 8, 2018 (each an “Additional Day”) that Purchaser does not fulfill the conditions set forth in Section 7.01 or Section 7.02, which Additional Amount shall be payable at Closing in addition to and as part of the Estimated Closing Equity Value or at the time of payment of the Purchaser Termination Fee, as applicable. For example: (a) if the Closing occurs on or before November 5, 2018, no Additional Amount is owed to Sellers’ Representative from Purchaser; and (b) for each day the Closing doesn’t occur from November 6, 2018 to and including November 8, 2018, each Additional Day Purchaser shall pay Sellers’ Representative $250,000 per day. The Closing shall be deemed to occur at, and the calculation of all Closing amounts determined as of the Closing Date (including Company Transaction Expenses and Leakage Impact) shall be made as of, 12:01 A.M. Central time on the Closing Date.”
(b)Section 6.19 and Section 9.01(c) of the Purchase Agreement are hereby deleted in their entirety.

(c)Section 9.01(d) of the Purchase Agreement is hereby amended and restated as follows:
“by Sellers’ Representative, if (i) all of the obligations of the Acquired Companies, Sellers’ Representative and each Seller set forth in Section 7.01 and Section 7.03 have been and continue to be satisfied or waived (other than those obligations that by their nature are to be satisfied at the

Closing, each of which is capable of being satisfied assuming a Closing would occur or would have been waived assuming a Closing would occur); (ii) Sellers’ Representative has irrevocably given notice to Purchaser in writing via e-mail (with no acknowledgment of receipt required) by 5:00 p.m. Central Time on November 8, 2018 that (A) all of the conditions to Sellers’ and the Acquired Companies’ obligations to consummate the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur or would have been waived assuming a Closing would occur) and (B) if Purchaser performs its obligations hereunder, then Sellers, Sellers’ Representative and the Acquired Companies are prepared, willing and able to consummate the Closing; and (iii) Purchaser failed to consummate the Closing on or before November 9, 2018, and the Parties hereby agree that if Purchaser fails to consummate the Closing on or before November 9, 2018, Sellers’ Representative shall not be required to allow Purchaser to cure any condition set forth in Section 7.01 or Section 7.02 pursuant to Section 9.01(b)(i) and Sellers’ Representative shall be entitled to the Purchaser Termination Fee and the Other Fees pursuant to Section 9.03 and the $750,000 Additional Amounts pursuant to Section 2.02; or”

(d)Each of Sections 9.02(a), 9.03(b)(iv), 9.03(c) and 9.03(d) of the Purchase Agreement are hereby amended by inserting the words “and the Additional Amounts” immediately following the words “the Other Fees” in each of the foregoing Sections.

(e)The following definitions are inserted in alphabetical order in Article I of the Purchase Agreement:
““Additional Amount” has the meaning set forth in Section 2.02.
“Additional Day” has the meaning set forth in Section 2.02.”
2.Acknowledgment. Purchaser acknowledges and agrees that, to its knowledge, as of October 31, 2018, all of the obligations of the Acquired Companies, Sellers’ Representative and each Seller set forth in Section 7.01 and Section 7.03 of the Purchase Agreement have been and continue to be satisfied or waived (other than those obligations that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied assuming a Closing would occur or would have been waived assuming a Closing would occur).
3.Limited Effect. Except as amended hereby, the Purchase Agreement shall continue in full force and effect in accordance with its terms. By executing this Amendment, each of Purchaser and Sellers’ Representative certifies that this Amendment has been executed and delivered in compliance with Section 10.08 of the Purchase Agreement. Reference to this Amendment need not be made in the Purchase Agreement or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to, or with respect to, the Purchase Agreement, any reference in any of such items to the Purchase Agreement being sufficient to refer to the Purchase Agreement as amended hereby.
4.Incorporation by Reference. The provisions of Sections 10.03 through 10.14 and 10.19 of the Purchase Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto mutatis mutandis.

[Signature Pages Follow]IN WITNESS WHEREOF, this Amendment has been executed by the duly authorized representatives of the parties hereto as of the date first written above.

Purchaser:	IEA ENERGY SERVICES LLC
By: /s/ J.P. Roehm Name: J.P. Roehm
Its: President and CEO

Sellers’ Representative:	WILLIAM CHARLES, LTD.
By: /s/ Jeff Potter Name: Jeff Potter Its: Treasurer